UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BANCOLOMBIA S.A. ANNOUNCES THE SALE OF REAL ESTATE PROPERTY
Medellín, Colombia, December 1, 2008
Today, Bancolombia S.A (“Bancolombia”) announced the sale to CMB S.A. of 67.42% of its interests in a real estate property (public registry number 060-209429) located in the Chambacú sector in Cartagena, Colombia. The sale price amounted to Ps. 22,531,764,000 (approximately US$ 9,720,346.85)1 and has been already paid to Bancolombia.
Bancolombia also made an in-kind contribution to CMB S.A., of its rights in the trust Lote Chisa 2C, (the “Trust”) which is managed by Fiduciaria Bancolombia S.A..The Trust’s only asset is a real estate property (public registry number 060-163654), located in the Chambacú sector in Cartagena, Colombia.

[1]	Exchange Rate for December 1, 2008. Ps. 2,318.00 = 1US$

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 1, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance